05037318

SECUR. ———————COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35542

SEC MAIL RECEIVED PROCESSING FEB 28 2005 WASHINGTON DC SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SYDNEY PREVOR and CO INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Ste 801 1509 Lopez Landron ST
(No. and Street)

San Juan Puerto Rico 00911
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

IRVING KLEIN, HOWARD KLEIN + COMPANY
(Name – *if individual, state last, first, middle name*)

1776 E. JERICHO TPKE. HUNTINGTON NY 11743
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SYDNEY PREVOR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SYDNEY PREVOR AND CO INC, as of Dec 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Affidavit Num. 703:
Sworn and stated before me by Sydney Prevor, of legal age, married, property owner and resident of San Juan, Puerto Rico, to me personally known, on January 25, 2005.

Sydney Prevor
Signature

Title

Ivonne Santiago Camacho
Notary Public

IVONNE SANTIAGO CAMACHO
ABOGADA - NOTARIO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SYDNEY PREVOR AND CO., INC.

FINANCIAL REPORT

Year Ended December 31, 2004

IRVING KLEIN,
HOWARD KLEIN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

MEMBER OF
N.Y.S. SOCIETY OF C.P.A's
AMER. INST. OF C.P.A.'s
INT'L. SOC. OF TAX CONSULTANTS
AMERICAN ACCOUNTING ASSN.
NAT'L. CONF. OF CPA
PRACTITIONERS

IRVING KLEIN
HOWARD KLEIN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
1776 E. JERICHO TPKE., SUITE 1
HUNTINGTON, NEW YORK 11743-5713

TELEPHONE (631) 499-6666
FACSIMILE (631) 499-6880

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
of Sydney Prevor And Co., Inc.

We have audited the accompanying balance sheets of Sydney Prevor And Co., Inc. as of December 31, 2004 and December 31, 2003, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sydney Prevor And Co., Inc.,and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Irving Klein, Howard Klein & Company

IRVING KLEIN, HOWARD KLEIN & COMPANY

Huntington, New York
February 22, 2005

SYDNEY PREVOR AND CO., INC.

BALANCE SHEET

DECEMBER 31	2004	2003
ASSETS		
CURRENT ASSETS:		
Cash	$1,890	$2,196
Accounts receivable	1,322	7,189
Securities inventory	825,125	974,852
Prepaid expense	3,831	3,831
Total Current Assets	832,168	988,068
PROPERTY AND EQUIPMENT:	34,951	34,951
Less accumulated depreciation	34,951	34,951
Net Book Value	0	0
OTHER ASSETS:		
Rent security deposit	717	717
Deposit with clearing institution	96,881	96,881
Total Other Assets	97,598	97,598
Total Assets	$929,766	$1,085,666
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$3,000	$20,000
Due to shareholder	79,034	116,937
Margin account	310,197	377,889
Due to clearing house - current portion	33,334	33,334
Total Current Liabilities	425,565	548,159
LONG TERM DEBT DUE TO CLEARING HOUSE		33,334
SHAREHOLDER'S EQUITY:		
Common stock - authorized 200 shared - no par value issued and outstanding - 200 shares	225,000	225,000
Retained earnings	279,201	279,174
Total Shareholder's Equity	504,201	504,174
Total Liabilities And Shareholder's Equity	$929,766	$1,085,666

The accompanying notes are an integral part of the financial statements.

SYDNEY PREVOR AND CO., INC.

STATEMENT OF INCOME AND RETAINED EARNINGS

JANUARY 1 TO DECEMBER 31,	2004	2003
REVENUE:		
Commissions, underwriting and management	$107,436	$83,064
Trading	5,149	382,797
Interest and dividends	2,610	10,862
Total Revenue	115,195	476,723
EXPENSES:		
Commissions	20,989	18,006
Payroll taxes		1,204
Rent, parking and utilities	20,113	21,109
Communications and postage	12,397	58,785
Insurance and medical	17,602	18,254
Professional fees	2,513	12,759
Research and trade publications		646
Advertising and promotion	6,473	19,689
NASD expenses	3,142	3,458
Automobile expense	2,924	2,417
Interest	11,304	8,479
Office and Miscellaneous	6,035	10,302
Education expense		900
Travel	1,404	3,967
Local taxes and fees	10,272	10,953
Total Expenses	115,168	190,928
NET INCOME BEFORE PROVISION FOR INCOME TAXES	27	285,795
PROVISION FOR INCOME TAXES	0	0
Net Income For Year	27	285,795
RETAINED EARNINGS (DEFICIT) AT BEGINNING OF YEAR	279,174	(6,622)
RETAINED EARNINGS AT END OF YEAR	$279,201	$279,174

The accompanying notes are an integral part of the financial statements.

SYDNEY PREVOR AND CO., INC.

STATEMENT OF CASH FLOWS

JANUARY 1 TO DECEMBER 31,	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Income (loss) from operations	$27	$285,795
Adjustments to reconcile income to cash provided by (applied to) operating activities:		
(Increase) decrease in:		
Accounts receivable	5,867	(4,388)
Securities inventory	149,727	(702,308)
Unexpired insurance and prepaid expense	0	(1,054)
Increase (decrease) in:		
Accounts payable	(54,903)	133,581
Cash Provided By (Used In) Operating Activities	100,719	(288,373)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Margin account	(67,692)	277,208
Borrowings	(33,334)	(33,333)
Cash Provided By (Used In) Financing Activities	(101,025)	243,875
Increase (Decrease) In Cash And Cash Equivalents	(306)	(44,498)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	2,196	46,694
CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,890	$2,196

The accompanying notes are an integral part of the financial statements.

SYDNEY PREVOR AND CO., INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION:

The Company was organized in February, 1986 in New York to act as an introducing securities broker dealer and was authorized to commence similar operations in Puerto Rico in June 1987.

The Company commenced dealing in securities in 1991 by sale of securities to customers in the ordinary course of business. Orders are received from customers and placed via a correspondent New Jersey based investment banker who also maintains all accounts for the customers.

INVESTMENTS:

Investments are carried at the lower of cost of market and are short term in nature.

SECURITIES INVENTORY:

Inventory of dealer securities is carried at the lower of costs or market and may be sold in response to changes in interest rates and market risks changes. Accordingly, the securities have been classified as "available for sale" and reflected at their aggregate fair value, which approximates their actual costs, in the accompanying balance sheets at December 31, 2004 and 2003.

PROPERTY AND EQUIPMENT:

Property and equipment are stated at cost and depreciated principally under the straight line method over a five year period.

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE DISCLOSURES:

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 107 "Disclosure About Fair Value of Financial Instruments". This statement extends existing fair value disclosure practices for some instruments by requiring all entities to disclose the fair value of financial instruments, both assets and liabilities, recognized in the statement of financial position for which it is practical to estimate fair values.

As of December 31, 2004 and 2003, the Company's accounts receivables, investment securities and margin loan account balances approximated fair value due to their short-term maturity. The carrying amount of other long term assets is also assumed to approximate their fair value.

CASH FLOW DISCLOSURES:

For purposes of the statement of cash flows, cash and cash equivalents only include unrestricted cash balances in banks.

CONCENTRATION OF CREDIT RISK:

Financial instruments that potentially expose the Company to concentrations of credit risk include its bank accounts and accounts with its correspondent securities broker. The Company maintains these accounts at reputable institutions. While the Company attempts to limit any financial exposure, its deposit balances may, at times exceed federally insured limits or may not be federally insured. The Company has not experienced any losses on such accounts.

REVENUE RECOGNITION:

Commissions and underwriting income are recognized as income, net of clearing and transaction fees and other items deducted by the clearing house, upon the transaction

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

settlement date.

Revenue or expense on sale of securities inventory is recognized when sales occur. Adjustment, if any, to the lower of cost or market is recognized at the end of the accounting period.

NOTE 2 DEPOSIT WITH CLEARING INSTITUTION

Commencing September, 2002, the Company maintains a regulatory clearing house deposit in cash of $96,881 with Pershing LLC who, provides clearing and custodial services for the Company and which maintains all of its customers' accounts.

NOTE 3 SECURITIES DEALER BLANKET BOND

The Company is insured under a securities dealer blanket bond expiring November 1, 2005. The limit of liability is $200,000 and the deductible is $5,000.

NOTE 4 NOTE PAYABLE - CLEARING HOUSE

The Company borrowed $100,000 in September 2002 from CSFB (USA) Inc. The principal is due in three annual installments of $33,333 commencing September 30, 2003 with interest on the unpaid principal at 8% per annum.

Under the terms of the note, each annual installment of principal and interest shall be forgiven and deemed paid by the borrower if the Clearing Agreement assigned to Pershing has not been terminated and no event of default such as bankruptcy or liquidation has occurred when such installment is due.

No interest has been accrued by the Company as it is expected that such amounts will be forgiven under the terms of the note.

To secure the obligation, the borrower granted the lender all rights and interests under the Clearing Agreement. In addition, the borrower warrants it earns at least 10% of its gross revenues or that it maintains at least 1,000 active accounts on an annual basis with unrelated persons.

SYDNEY PREVOR AND CO., INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 5 INCOME TAXES AND RELATED DEFERRED TAX ASSET

The Company computes income tax on its Puerto Rican source income. It computes U.S. tax on its total income offset by foreign tax credit for taxes paid to Puerto Rico.

The Company had net income during 2004 and 2003 amounting to $27 and $285,795 respectively, which was offset by utilization of a portion of the carry forward of loss sustained during 2002 of $313,359. The remainder of the carry forward loss of $27,537 will be used to offset possible future taxable income. The approximate tax savings of $10 and $7,000 in 2004 and 2003 respectively is reduced by a valuation allowance of an equivalent amount due to uncertainties as to the utilization of such loss.

Sale of securities to customers in dealer transactions and adjustment to market, if any, results in ordinary income or loss for income tax purposes.

NOTE 6 COMMITMENTS

The Company occupies its office space on a month to month basis.

The company leases office space in New York on an as needed basis.

SEC MAIL PROCESSING
RECEIVED
FEB 28 2005
WASH, D.C. 213 SECTION

SYDNEY PREVOR AND CO., INC.

2004

Report on material inadequacies

Letter regarding rule 15C-3

Computation of net capital

Report on material differences

Statement of changes in ownership equity

IRVING KLEIN,
HOWARD KLEIN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

MEMBER OF
N.Y.S. SOCIETY OF C.P.A's
AMER. INST. OF C.P.A.'s
INT'L. SOC. OF TAX CONSULTANTS
AMERICAN ACCOUNTING ASSN.
NAT'L. CONF. OF CPA
PRACTITIONERS

IRVING KLEIN
HOWARD KLEIN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
1776 E. JERICHO TPKE., SUITE 1
HUNTINGTON, NEW YORK 11743-5713

TELEPHONE (631) 499-6666
FACSIMILE (631) 499-6880

February 22, 2005

Sydney Prevor and Co., Inc.
Suite 401 Eastern Airlines Building
Santurce, Puerto Rico 00911

Gentlemen:

With reference to our examinations of the balance sheets of Sydney Prevor and Co., Inc. as of December 31, 2004 and December 31, 2003 and the related statements of income and retained earnings and cash flows for the years then ended, no material inadequacies were found to exist or found to have existed since the date of our previous audit, the report on which was dated February 9, 2004.

Irving Klein, Howard Klein + Company

Certified Public Accountants

MEMBER OF
N.Y.S. SOCIETY OF C.P.A.'s
AMER. INST. OF C.P.A.'s
INT'L. SOC. OF TAX CONSULTANTS
AMERICAN ACCOUNTING ASSN.
NAT'L. CONF. OF CPA
PRACTITIONERS

IRVING KLEIN
HOWARD KLEIN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
1776 E. JERICHO TPKE., SUITE 1
HUNTINGTON, NEW YORK 11743-5713

TELEPHONE (631) 499-6666
FACSIMILE (631) 499-6880

National Association of Securities Dealers, Inc.
Member Regulation Programs
1390 Piccard Drive
Rockville, MD 20850

Re: Sydney Prevor and Co., Inc.

February 22, 2005

Gentlemen:

Based on our audit of the financial statements of the aforementioned corporation for the years ended December 31, 2004 and December 31, 2003, we find that the company is exempt from rule 15C-3 (possession and control requirements) because it operates under rule K2-B (Fully disclosed broker). It is in compliance with the rules since all transactions are cleared through another broker dealer and the company does not hold any customer's funds or securities.

Very truly yours,

Irving Klein, Howard Klein + Company

IRVING KLEIN, HOWARD KLEIN & COMPANY

SYDNEY PREVOR AND CO., INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31	2004	2003
SHAREHOLDER'S EQUITY - DECEMBER 31	$504,201	$504,174
Less Non-allowable Assets:		
Current Assets:		
Unexpired insurance and prepaid expense	3,831	3,831
NASD Stock	3,060	3,003
Other Assets:		
Rent security deposit	717	717
	7,608	7,551
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	496,593	496,622
Less Haircuts On Securities:		
Exempted securities	1,938	1,937
Trading and investment securities	123,310	145,802
Undue concentration	12,401	4,503
	137,649	152,242
NET CAPITAL - DECEMBER 31	$358,944	$344,380

MEMBER OF
N.Y.S. SOCIETY OF C.P.A's
AMER. INST. OF C.P.A.'s
INT'L. SOC. OF TAX CONSULTANTS
AMERICAN ACCOUNTING ASSN.
NAT'L. CONF. OF CPA
PRACTITIONERS

IRVING KLEIN
HOWARD KLEIN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
1776 E. JERICHO TPKE., SUITE 1
HUNTINGTON, NEW YORK 11743-5713

TELEPHONE (631) 499-6666
FACSIMILE (631) 499-6880

SYDNEY PREVOR AND CO., INC.

REPORT ON MATERIAL DIFFERENCES

With reference to our examinations of the balance sheets of Sydney Prevor And Co., Inc. as of December 31, 2004 and December 31, 2003 and the related statements of income and retained earnings and cash flows for the years then ended, no material differences were found to exist between the above audited computation of net capital and the corresponding unaudited part 11a as filed by the Company.

Irving Klein, Howard Klein + Company
Certified Public Accountants
February 22, 2005

SYDNEY PREVOR AND CO., INC.

STATEMENT OF CHANGES IN OWNERSHIP EQUITY

JANUARY 1, 2003 TO DECEMBER 31, 2004

January 1, 2003	
Common Stock	$225,000
Retained Earnings	(6,622)
Ownership Equity January 1, 2003	218,378
Net Income January 1 To December 31, 2003	285,795
Ownership Equity December 31, 2003	504,174
Net Income January 1 To December 31, 2004	27
Ownership Equity December 31, 2004	$504,201